Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months
	Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Income from continuing operations before taxes and minority interests	$24.8	$41.5	$200.3	$189.2	$177.0	$124.4	$81.7
Less undistributed earnings of equity method investments	0.8	(1.2)	(8.2)	(4.3)	(5.8)	(0.4)	(1.4)
Plus distributed earnings of equity method investments	1.2	—	0.3	—	1.3	—	2.6

Plus amortization of capitalized interest	0.1	0.1	0.5	0.3	0.2	0.2	0.1

	$26.9	$40.4	$192.9	$185.2	$172.7	$124.2	$83.0

Plus:
Fixed charges:
Other Interest expense (includes amortization of deferred financing costs)	$18.9	$11.9	$49.2	$49.0	$42.9	$42.4	$38.0
Floorplan interest expense	16.1	14.0	61.6	47.3	40.9	35.9	27.4
Capitalized interest	1.4	1.0	7.1	4.0	2.9	2.3	2.2

Interest factor in rental expense	12.2	10.5	44.8	36.3	28.3	22.7	16.6
Preferred stock dividends	—	—	—	—	—	—	10.5

Total fixed charges	$48.6	$37.4	$162.7	$136.6	$115.0	$103.3	$94.7

Less:
Capitalized interest	$1.4	$1.0	$7.1	$4.0	$2.9	$2.3	$2.2
Preferred dividends	—	—	—	—	—	—	10.5

Earnings	$74.1	$76.8	$348.4	$317.8	$284.8	$225.2	$165.0

Ratio of earnings to fixed charges	1.5	2.1	2.1	2.3	2.5	2.2	1.7